Exhibit 3

Level 18, 275 Kent Street

Sydney, NSW, 2000

ASX

Release

2 APRIL 2020

RBNZ ANNOUNCES FREEZE ON NZ BANK DIVIDENDS

Westpac Banking Corporation (WBC) notes today’s decision by the Reserve Bank of New Zealand to freeze the distribution of dividends on ordinary shares by all banks in New Zealand during the period of economic uncertainty caused by COVID-19.

WBC is well capitalised and at 31 December 2019 had a Level 2 Common Equity Tier 1 (CET1) capital ratio of 10.8% and a Level 1 CET1 capital ratio of 11.1%. Non-payment of dividends from WBC’s New Zealand banking subsidiary, Westpac New Zealand Limited, only affects WBC’s Level 1 CET1 capital ratio.

Ends.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
M. 0419 683 411	M. 0438 284 863

This document has been authorised for release by Tim Hartin, Group Company Secretary.